EXHIBIT 12.1

Renal Care Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,

	1999	2000	2001	2002	2003

Earnings adjusted for fixed charges:
Income before income taxes	$78,454	$86,165	$123,932	$149,129	$164,598

Add:
Interest expense and amortization of financing costs	6,311	5,068	4,092	1,193	716
Interest portion of rental expense	3,438	3,833	4,525	5,415	6,146

	9,749	8,901	8,617	6,608	6,862

Earnings	$88,203	$95,066	$132,549	$155,737	$171,460

Fixed charges:
Interest expense and amortization of financing costs	$6,311	$5,068	$4,092	$1,193	$716
Capitalized interest	300	275	145	—	—
Interest portion of rental expense	3,438	3,833	4,525	5,415	6,146

Total fixed charges	$10,049	$9,176	$8,762	$6,608	$6,862

Ratio of earnings to fixed charges(A)	8.8	10.4	15.1	23.6	25.0

(A)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before provision for income taxes plus fixed charges other than interest capitalized during the period. Fixed charges are defined as the total of interest expense, amortization of financing costs, and the estimated interest portion of rental expense on operating leases.